CLIFFORD CHANCE US LLP 31 WEST 52nd STREET New York, NY 10019-6131 Tel +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

December 29, 2023

VIA EDGAR

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VanEck Bitcoin Trust Amendment No. 5 to Registration Statement on Form S-1 Filed December 8, 2023 File No. 333-251808

Dear Mses. Cheng and Berkheimer:

On behalf of our client, VanEck Bitcoin Trust (the “Trust”), set forth below is the Trust’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated December 20, 2023 (the “Comment Letter”) in connection with the Trust’s Pre-Effective Amendment No. 5 to Registration Statement on Form S-1 (the “Registration Statement”), which was filed with the SEC on December 8, 2023. Concurrently with the filing of this response letter, the Trust is filing Pre-Effective Amendment No. 6 to the Registration Statement (the “Amended Registration Statement”). Where noted in the responses below, the Amended Registration Statement has been updated in response to the Staff’s comments. Defined terms used herein but not otherwise defined have the meanings ascribed to them in the Amended Registration Statement. The Trust’s responses are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.

All page references in the responses below are to the pages of the Amended Registration Statement, unless otherwise specified.

Amendment No. 5 to Form S-1 filed December 8, 2023

General

1.	Please revise the “Fund Description” section of the Fact Sheet to clarify that the Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

In response to the Staff’s comment, the Trust has revised the Fact Sheet, attached hereto as Exhibit A, to clarify that the Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin.

Cover Page

2.	We note your response to prior comment 2, but did not find responsive revised disclosure. Please revise your disclosure to identify the initial Authorized Participant as an underwriter, and disclose the initial price per Share.

In response to the Staff’s comment, the Trust has identified the Seed Capital Investor in the Amended Registration Statement and as indicated in the prospectus, the Seed Capital Investor will be acting as a statutory underwriter in connection with its initial purchase. Additionally, the Trust supplementally advises the Staff that the Trust will name the Authorized Participants known as of the effectiveness and the initial price per Share in a subsequent amendment to the Registration Statement.

Prospectus Summary, page 1

3.	Please revise your Prospectus Summary to disclose, if true, that: The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin; The Trust, the Sponsor and the service providers will not loan or pledge the Trust’s assets, nor will the Trust’s assets serve as collateral for any loan or similar arrangement; and The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 1, 3 and 57 of the prospectus accordingly.

Bitcoin and the Bitcoin Network, page 2

4.	We note your response to prior comment 4 and re-issue in part. Please provide support for your citation to the volume and dollar amount of Bitcoin Futures contracts that were traded, the Office of the Comptroller of the Currency’s confirmation that national banks may provide custody services for bitcoin and other virtual currencies, and your statement of “the advent and increasing prevalence of significant insurance on custodied assets held at third-party custodians.”

In response to the Staff’s comment, the Trust has revised the disclosure on page 2 of the prospectus to provide support for certain disclosure accordingly.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

The Trust’s Service Providers

The Bitcoin Custodian, page 5

5.	We note that the Sponsor may, in its sole discretion, add or terminate other bitcoin custodians, or change the custodian for the Trust’s bitcoin holdings, but it will have no obligation to do so or to seek any particular terms for the Trust from other such custodians. Please revise to clarify how and when the Sponsor will notify investors of any such decisions.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 6 and 79 of the prospectus to clarify how and when the Sponsor will notify investors of any decisions to add or terminate bitcoin custodians, or change the custodian for the Trust’s bitcoin holdings.

Risk Factors, page 9

6.	Please revise your disclosure to address the risks related to the Bitcoin Custodian, Cash Custodian and the Liquidity Providers acting in the same capacities for competing products, as applicable.

In response to the Staff’s comment, the Trust has revised the disclosure on page 38 of the prospectus to address the risks related to the Bitcoin Custodian, Cash Custodian and the Liquidity Providers.

7.	Please include risk factor disclosure to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

In response to the Staff’s comment, the Trust has revised the disclosure on page 29 of the prospectus to discuss the impact of the use of cash creations and redemptions on the efficiency of the arbitrage mechanism and how this compares to the use of in-kind creations and redemptions.

Risks Associated with Investing in the Trust

If The Custody Agreement Is Terminated, page 29

8.	Please revise to enhance this risk factor to address the risks associated with having to replace Gemini Clearing or the Liquidity Providers, including the risks associated with the insolvency, business failure or interruption, default, failure to perform,

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

security breach, or other problems affecting Gemini Clearing or the Liquidity Providers.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 33-34 of the prospectus to expand on the risk associated with having to replace Gemini Clearing or the Liquidity Providers, including the risks associated with insolvency, business failure or interruption, default, failure to perform, security breach, or other problems affecting Gemini Clearing or the Liquidity Providers.

Bitcoin, Bitcoin Market, Bitcoin Exchanges and Regulation of Bitcoin, page 48

9.	Please revise your disclosure to clarify whether there is any circumstance under which the Trust would retain or hold any incidental rights. In addition, please revise to disclose whether there would be any difference in how the Trust handles incidental rights via fork as compared to airdrops.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 15 and 53 of the prospectus to further discuss circumstances under which the Trust would retain or hold incidental rights and whether there would be differences in how the trust handles incidental rights in relation to forks versus airdrops.

Net Asset Value Determinations

Calculation of NAV and NAV per Share, page 57

10.	We note your response to prior comment 18 and re-issue. Please revise your disclosure to provide a sample calculation or other similar disclosure to explain how the “equal- weighted average” of the “volume-weighted median price” is calculated.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 62-65 of the prospectus to explain how the “equal- weighted average” of the “volume-weighted median price” is calculated.

11.	Please revise to disclose the frequency and intervals at which the IIV is updated throughout the trading day and where the calculation is published.

In response to the Staff’s comment, the Trust has revised the disclosure on page 66 of the prospectus accordingly.

Additional Information About the Trust

The Trust’s Fees and Expenses, page 61

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

12.	We note your responses to prior comments 23 and 24 and re-issue in part. We note that the Sponsor Fee will accrue in U.S. dollars daily and be payable in U.S. dollars or bitcoin monthly in arrears (emphasis added). We also note that the Sponsor from time to time will sell bitcoin, which may be facilitated by the Bitcoin Custodian, in such quantities as may be necessary to permit the payment of Trust expenses and liabilities not assumed by the Sponsor, and the amount of bitcoin to be sold may vary from time to time depending on the level of the Trust’s expenses and liabilities and the market price of bitcoin. Please revise to describe: The mechanics of how the Trust’s bitcoins will be exchanged for U.S. dollars to pay the Trust’s expenses and liabilities, including whether the Bitcoin Custodian will use a third party or affiliate to assist in the sale of the Trust’s bitcoins, and if so, disclose any risks or conflicts of interests that may exist in connection with how the Bitcoin Custodian arranges for the sale of the Trust’s bitcoins; and How you calculate the market price of bitcoin for the payment of Trust expenses and liabilities.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 6-7 and 69-70 of the prospectus accordingly.

The Trust’s Service Providers

The Bitcoin Custodian’s Role in the Clearing Agreement, page 71

13.	We note your response to prior comment 26 and re-issue in part. Please revise to describe Gemini Clearing’s experience and operating history, its policies and procedures with respect to any assets held by it on behalf of the Trust, the form and manner in which Gemini Clearing will be compensated, who will be responsible for any fees associated with bitcoin transactions between the Authorized Participants, Bitcoin Custodian and Gemini Clearing, and any potential or existing conflicts of interest involving Gemini Clearing.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 79-80 of the prospectus accordingly.

Custody of the Trust’s Assets, page 73

14.	Please revise to provide support for your statement that the Bitcoin Custodian has a “proven track record” of providing custody, clearing/settlement, and other capital markets services specifically designed for digital asset exchange-traded funds and other fund vehicles. Please also revise to disclose when the Bitcoin Custodian commenced operation and the number of bitcoin ETFs the Bitcoin Custodian custodies and supports.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

In response to the Staff’s comment, the Trust has revised the disclosure on page 82 of the prospectus.

15.	We note your response to prior comment 30 and re-issue in part. Please revise to include the geographic location where the private keys will be stored, and disclose whether any entity will be responsible for verifying the existence of the bitcoins.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 7 and 82 of the prospectus to include the geographic location where the private keys will be stored, and disclose whether any entity will be responsible for verifying the existence of the bitcoins.

Plan of Distribution

Authorized Participants, page 77

16.	Please revise to describe the “certain circumstances as detailed in the Authorized Participant Agreement” where the Authorized Participants may be indemnified by the Sponsor.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 86-87 of the prospectus accordingly.

Creation and Redemption of Shares, page 79

17.	You disclose in this section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following: Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemptions of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection in-kind creation and redemption transactions.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 29-30 and 88 of the prospectus accordingly.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

18.	We note your response to prior comment 34 and re-issue in part. Please revise to disclose: For a redemption in cash, how the Sponsor arranges for the sale of bitcoins in connection with such redemption and how the sale prices of such bitcoins are determined; and The impact that volatility in the spot bitcoin market may have on the Trust’s ability to purchase or sell bitcoin at the same value as the Creation Basket or redemption distribution.

In response to the Staff’s comment, the Trust has revised the disclosure on the cover and pages 3, 8, 29-30 and 89-91 of the prospectus to disclose how the Sponsor arranges for the sale of bitcoins in connection with redemptions and how the sale prices of bitcoins are determined and the impact that volatility in the spot bitcoin market may have on the Trust’s ability to purchase or sell bitcoin at the same value as the Creation Basket or redemption distribution.

19.	Please revise your disclosure to discuss who bears the risk of price movements with respect to cash creations and cash redemptions. To the extent that the Trust bears the risk, please add risk factor disclosure that addresses the risks of cash creations and cash redemptions.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 29 and 89 of the prospectus to discuss who bears the risk of price movements with respect to cash creations and cash redemptions accordingly.

Determination of Required Deposits, page 80

20.	Please revise to describe how the Administrator determines the cash amount needed to purchase the quantity of bitcoin required for a Creation Basket Deposit.

In response to the Staff’s comment, the Trust has revised the disclosure on page 91 of the prospectus to describe how the Administrator determines the cash amount needed to purchase the quantity of bitcoin required for a Creation Basket Deposit.

Suspension or Rejection of Redemption Orders, page 82

21.	We note your response to prior comment 35 and re-issue in part. Please revise to disclose whether and how Shareholders will be notified if the Trust has suspended creations and redemptions.

In response to the Staff’s comment, the Trust has revised the disclosure on page 92 of the prospectus to describe whether and how Shareholders will be notified if the Trust has suspended creations and redemptions accordingly.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

Governing Law; Consent to Delaware Jurisdiction, page 98

22.	We note your response to prior comment 37 and re-issue in part. Please revise to state, if true, that the consent applies to actions arising under the Securities Act or Exchange Act, and there is uncertainty as to whether a court would enforce such provision.

In response to the Staff’s comment, the Trust has revised the disclosure on page 107 of the prospectus accordingly.

Notes to Financial Statement

Note 2. Significant Accounting Policies

B. Investment Valuation, page F-3

23.	We continue to evaluate your responses to prior comments 40 and 41 and may have further comment.

The Trust respectfully acknowledges the Staff’s comment.

24.	We note your response to prior comment 39. We further note your disclosure on pages 25 and 33 that, “to the extent the methodology used to calculate the MarketVector Bitcoin Benchmark Rate is deemed inconsistent with GAAP, the Trust will utilize a GAAP- consistent pricing source for purposes of the Trust’s periodic financial statements.” This disclosure continues to assert that the fair value of bitcoin may be determined by the MarketVector Bitcoin Benchmark Rate and not by the methodology disclosed on page F-3 in your accounting policies. Please revise your next amendment, or advise otherwise.

In response to the Staff’s comment, the Trust has revised the disclosure on pages 66 and F-3 accordingly.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to call me at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

/s/ Clifford R. Cone

Clifford R. Cone

cc:	Jan F. van Eck, VanEck Digital Assets, LLC.

CLIFFORD CHANCE US LLP

Ms. Sandra Hunter Berkheimer, Esq.

Ms. Lulu Cheng, Esq.

United States Securities and Exchange Commission

December 29, 2023

Jonathan R. Simon, VanEck Digital Assets, LLC
Matthew A. Babinsky, VanEck Digital Assets, LLC
Jason D. Myers, Clifford Chance US LLP
Jesse Overall, Clifford Chance US LLP

EXHIBIT A

HODL	VanEck Bitcoin Trust

Fund Details
Fund Ticker	HODL
Intraday NAV (IIV)	HODLIV
Total Net Assets ($M)	$0.0M
Exchange	CBOE
Inception Date	--
Sponsor	VanEck Digital Assets, LLC
Custodian	Gemini Trust Company, LLC
Marketing Agent	Van Eck Securities Corporation
Trustee	Delaware Trust Company

Fees and Expenses*
Expense Ratio	--
As of November 30, 2023
Fund Description

The Trust’s investment objective is to reflect the performance of bitcoin less the expenses of the Trust’s operations. The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin.

Performance History: Average Annual Total Returns* (%)

LIFE
Month End as of 11/30/23	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	[inceptionDate]
LIFE
Quarter End as of 09/30/23	1 MO	3 MO	YTD	1 YR	3 YR	5 YR	10 YR	[inceptionDate]

*Returns less than one year are not annualized.

The performance data quoted represents past performance. Past performance is not a guarantee of future results. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when redeemed, may be worth more or less than their original cost. Performance may be lower or higher than performance data quoted. Please call 800.826.2333 or visit vaneck.com for performance current to the most recent month ended.

The “Net Asset Value” (NAV) of a Fund is determined at the close of each business day, and represents the dollar value of one share of the fund; it is calculated by taking the total assets of the fund, subtracting total liabilities, and dividing by the total number of shares outstanding. The NAV is not necessarily the same as the ETF’s intraday trading value. Investors should not expect to buy or sell shares at NAV.

HODL	VanEck Bitcoin Trust

The material must be preceded or accompanied by a prospectus. Before investing you should carefully consider the VanEck Bitcoin Trust’s (the “Trust”) investment objectives, risks, charges and expenses.

Investing involves risk, including possible loss of principal. The Trust is not an investment company registered under the Investment Company Act of 1940 or a commodity pool for the purposes of the Commodity Exchange Act. Shares of the Trust are not subject to the same regulatory requirements as mutual funds. Because shares of the Trust are intended to reflect the price of the Bitcoin held in the Trust, the market price of the shares is subject to fluctuations similar to those affecting Bitcoin prices. Additionally, shares of the Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

The request for redemption of shares for Bitcoin is subject to a number of risks including but not limited to the potential for the price of Bitcoin to decline during the time between the submission of the request and delivery. Delivery may take a considerable amount of time depending on your location.

Trust shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of Trust shares relates directly to the value of the Bitcoin held by the Trust (less its expenses), and fluctuations in the price of Bitcoin could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the Bitcoin represented by them. The Trust does not generate any income, and as the Trust regularly issues shares to pay for the Sponsor’s ongoing expenses, the amount of Bitcoin represented by each Share will decline over time.

Investing involves risk, and you could lose money on an investment in the Trust. The value of Bitcoin and, therefore, the value of the Trust’s Shares could decline rapidly, including to zero. You could lose your entire investment. For a more complete discussion of the risk factors relative to the Trust, carefully read the prospectus.

This content is published in the United States for residents of specified countries. Investors are subject to securities and tax regulations within their applicable jurisdictions that are not addressed on this content. Nothing in this content should be considered a solicitation to buy or an offer to sell shares of any investment in any jurisdiction where the offer or solicitation would be unlawful under the securities laws of such jurisdiction, nor is it intended as investment, tax, financial, or legal advice. Investors should seek such professional advice for their particular situation and jurisdiction.

The sponsor of the Trust is VanEck Digital Assets, LLC (the “Sponsor”). The marketing agent for the trust is Van Eck Securities Corporation. VanEck Digital Assets, LLC., and Van Eck Securities Corporation are wholly-owned subsidiaries of Van Eck Associates Corporation.

© Van Eck Associates Corporation, 666 Third Avenue, New York. NY 10017

Phone: 800.826.2333

Email: info@vaneck.com

FUND TICKER: HODL	800.826.2333	VANECK.COM